

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2023

Todd M. DuChene
Chief Legal Officer
Core Scientific, Inc.
210 Barton Springs Road, Suite 300
Austin, TX 78704

> **Re: Core Scientific, Inc.**
> **Application for Qualification of Indentures on Form T-3**
> **Filed November 17, 2023**
> **File No. 022-29109**

Dear Todd M. DuChene:

This is to advise you that we have not reviewed and will not review your application.

Please refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lulu Cheng at 202-551-3811 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Merritt Johnson